

December 17, 2014

Via E-mail
Mr. Donat K. Madilo
Chief Financial Officer
Gentor Resources Inc.
1 First Canadian Place
100 King Street West, Suite 7070, P.O. Box 419
Toronto, Ontario, M5X 1E3, Canada

   Re: Gentor Resources Inc.
           Form 20-F for Fiscal Year Ended December 31, 2013
           Filed May 1, 2014
           Response dated December 9, 2014
           File No. 333-130386

Dear Mr. Madilo:

        We have reviewed your response and have the following comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ending December 31, 2013 filed May 1, 2014

1.   We note your response to comment 1 that you believe your Canadian resource disclosure should be retained as this disclosure is required by your preferred securities market or alternatively should be based on your mineral property's location. You further state that the "foreign law" related to your jurisdiction of incorporation is not relevant when compared to the regulations which are applicable to your preferred securities market. We re-issue comment 1, the "foreign law" disclosure exemption in Guide 7 relates to the foreign law of the registrant's jurisdiction of incorporation. Absent the requirements of such foreign law, the U. S. securities laws apply to all filings with the Commission.

Please amend the filing by modifying your disclaimer and removing all resource disclosure from your filing.

2. We note your responses to comment 2 that an amendment stating the Karaburun property was not material or adding additional disclosure regarding this property could raise some concerns. You propose instead of filing an amendment, you will issue a press release with the information available to your company about the Karaburun property. We re-issue comment 2, please amend your filing and include the requested information or disclose your Karaburun property was not material at the time the filing was prepared.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director